August 22, 2011

VIA EDGAR

Linda Sterling
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Liberty All-Star Equity Fund (File No. 811-04809)
Liberty All-Star Growth Fund, Inc. (File No. 811-04537)

Dear Ms. Sterling:

The following are responses to the comments that I received from you by telephone on August 16, 2011 regarding the preliminary proxy statement (“Proxy Statement”) filed with the Securities and Exchange Commission (“SEC”) by Liberty All-Star Equity Fund and Liberty All-Star Growth Fund, Inc. (the “Funds”) on August 8, 2011.  Your comments and the Funds’ responses are set forth below.

Each Fund acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its proxy statement; (2) Staff comments or changes to disclosure in response to Staff comments in the proxy statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its proxy statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

1.	Pursuant to Schedule 14A, Item 22(a)(3)(i), include in the Proxy Statement the address of the Funds’ principal underwriter.

Each Fund is a closed-end investment company. Currently, neither Fund has a principal underwriter because it is not engaged in an offering of its shares.

2.	Pursuant to Schedule 14A, Item 22 (c)(1)(iii), please state the amount of the fee that each Fund paid to ALPS Advisors, Inc. during the Fund’s last fiscal year.

The fees paid by each Fund to AAI during the Fund’s last fiscal year are stated in Exhibit E.

3.	Disclose in the Proxy Statement whether there will be any changes in the Funds’ Boards of Trustees/Directors as a result of the transaction.

Securities and Exchange Commission
August 22, 2011

The Funds have added disclosure to the “Evaluation by the Board” section of the Proxy Statement stating that, in connection with its review of the proposed transaction and the new Fund Management Agreement and Portfolio Management Agreements, each Board considered, among other things, that the transaction “is not expected to result in any change in the composition of its Fund’s Board.”

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If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9286.

Sincerely,

/s/ Jennifer R. Gonzalez

Jennifer R. Gonzalez

cc:	Tané Tyler
Alex Marks
ALPS Advisors, Inc.